UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*
                         TransFinancial Holdings, Inc.

                                (Name of Issuer)
                                  Common Stock

                         (Title of Class of Securities)
                                   89365P106

                                 (CUSIP Number)
     Timothy P. O'Neil, 8245 Nieman Road, Suite 100, Lenexa, KS 66214 (913)

                                    859-0055

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                 March 23, 2000

                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or
     Rule 13d-1(g), check the following box [   ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


CUSIP No. 89365P106



  1   NAME OF REPORTING PERSON/
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
      Timothy P. O'Neil


      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See Instructions)
  2                                                            (a) [    ]
                                                               (b) [    ]


  3   SEC USE ONLY



  4   SOURCE OF FUNDS (See Instructions)

      PF

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)     [    ]



  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen


                 7  SOLE VOTING POWER

                              167,060(1)
   NUMBER OF
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
    PERSON
     WITH


                 8  SHARED VOTING POWER

                              -0-


                 9  SOLE DISPOSITIVE POWER

                              203,360(1)(2)


                10  SHARED DISPOSITIVE POWER

                              -0-


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                     203,360


  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
        (See Instructions)


  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                6.2


  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                 IN


(1) Includes 50,000 shares issuable upon the exercise of presently exercisable options. Does not include 9,000 shares held in various irrevocable trusts for the benefit of Mr. O'Neil's children and over which he has no voting or investment power.
(2) Includes 36,300 shares owned by individual retirement accounts for the benefit of Mr. O'Neil and voted by the trustee.

     This Statement on Schedule 13D (the "Statement") is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1.  SECURITY AND ISSUER

     The principal executive office of TransFinancial Holdings, Inc. (the "Issuer") is located at 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214. The class of securities to which this Report relates is the Issuer's Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND

     Mr. O'Neil's principal occupation is President and Chief Executive Officer of the Issuer. His business address is 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214. He is a United States citizen. During the last five years, Mr. O'Neil has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. O'Neil made all purchases of Common Stock reported in this Statement with personal funds. On March 9, 2000, the Issuer accelerated payment of deferred equity compensation to Mr. O'Neil and issued to him an additional 23,860 shares of Common Stock. This deferred equity compensation was payable to Mr. O'Neil for services rendered in his capacity as President and Chief Executive Officer.

     On March 23, 2000, 72,700 shares of Common Stock owned by COLA Acquisitions, Inc., a Kansas corporation ("COLA Acquisitions"), were returned to Mr. O'Neil in connection with the winding-up and dissolution of that entity. These shares of Common Stock had been contributed by Mr. O'Neil to COLA Acquisitions in exchange for shares of the common stock of COLA Acquisitions. COLA Acquisitions was formed by Mr. O'Neil, Roy R. Laborde, and William D. Cox in connection with an aborted attempt to acquire all of the outstanding shares of Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION

     Mr. O'Neil currently holds the shares of Common Stock as an investment. Mr. O'Neil is continuously evaluating the business and business prospects of the Issuer. He may, subject to applicable securities and other laws, market conditions and his assessment of the business prospects of the Issuer, acquire additional shares of Common Stock from time to time through open market purchases or otherwise. Alternatively, he may, subject to the same factors, decide to dispose of shares of Common Stock currently owned by him.

     In his capacity as President, Chief Executive Officer and Director of the Issuer, Mr. O'Neil may be presented with, and may consider, preliminary plans, proposals and strategies that are suggested as ways to improve the performance of the Issuer, increase stock price and maximize value for stockholders. To the extent that any such plans, proposals or strategies do not involve Mr. O'Neil other than in his capacity as President, Chief Executive Officer and Director, they will be reported, when required, by the Issuer in accordance with the Exchange Act. Any plans or proposals involving Mr. O'Neil personally, if they arise, will be reported by Mr. O'Neil at such time as is required under the Exchange Act.

     Other than as discussed above, Mr. O'Neil currently has no plans to effect:

     (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (c) any change in the present Board of Directors or management of the Issuer, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;

     (d) any material change in the present capitalization or dividend policy of the Issuer;

     (e) any other material change in the Issuer business or corporate structure;

     (f) any change in the Issuer's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person;

     (g) the delisting of any class of securities of the Issuer from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (i)  any action similar to any of those enumerated above.

As mentioned above, Mr. O'Neil may re-evaluate his investment in the Issuer. Based on such re-evaluation, he may determine at a future date to change his position with respect to any action enumerated in items (a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. O'Neil beneficially owns 203,360 shares of Common Stock (including 50,000 shares issuable upon the exercise of presently exercisable options) constituting approximately 6.2 percent of the Common Stock outstanding.

(b) Mr. O'Neil has sole voting power with respect to 167,060 shares of Common Stock referred to in paragraph (a) above. Mr. O'Neil has sole investment power with respect to 203,360 shares of Common Stock referred to in paragraph (a).

(c) From March 9 through March 15, 2000, Mr. O'Neil purchased 20,500 shares of Common Stock in the open market. On March 9, 2000, the Company accelerated payment of deferred equity compensation to Mr. O'Neil and issued to him an additional 23,860 shares of Common Stock. On March 23, 2000, 72,700 shares of Common Stock owned by COLA Acquisitions were returned to Mr. O'Neil.

(d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as otherwise disclosed in this Statement, Mr. O'Neil has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.



SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 3, 2000


                                   /s/ Timothy P. O'Neil

                                   Timothy P. O'Neil




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)






























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